UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

As of the date hereof, there are 28,723,005 Class A ordinary shares issued and outstanding.

Entry into Material Definitive Agreements

On March 19, 2026, DDC entered into a subscription agreement (the "Subscription Agreement") with Bristol Point Investment Limited, a British Virgin Islands company (the “Investor”), pursuant to which the Investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Investor, 5,627,871 Class A ordinary shares of the Company (the "Securities"), at a purchase price of USD 2.49 per share. The Securities were offered and sold in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The closing of the transaction is subject to customary conditions, including the accuracy of each party's representations and warranties, as well as the Company's compliance with applicable NYSE American rules.

In connection with the Subscription Agreement, the Company and the Investor also entered into a Lock-Up Letter Agreement dated March 19, 2026 (the "Lock-Up Agreement"). Under the Lock-Up Agreement, the Investor agreed, for a period commencing on the date of Closing and ending 365 days thereafter, not to sell or otherwise transfer any of the Securities, other than certain permitted transfers such as to affiliates, gifts to immediate family members, etc.

The foregoing descriptions of the Subscription Agreement and Lock-Up Agreement are qualified in their entirety by reference to the full text of such documents.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, closing of the sale and purchase of the shares pursuant to the Subscription Agreement are forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s Bitcoin strategy; performance of any joint ventures; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: March 20, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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